Exhibit 12


                                  POPULAR, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (Dollars in thousands)

                                      Quarter ended
                                        March 31,                               Year Ended December 31,
                                           1999            1998        1997         1996         1995         1994

Income before income taxes                  86,066        307,019     284,026      256,027      206,130      175,177

Fixed charges:

    Interest expense                       207,956        779,444     707,348      591,540      521,624      351,633

    Estimated interest component
    of net rental payments                   2,204          8,817       7,779        7,065        6,012        5,588

    Total fixed charges including
    interest on deposits                   210,160        788,261     715,127      598,605      527,636      357,201

    Less:  Interests on deposits           110,823        411,517     366,528      350,221      329,783      247,726

    Total fixed charges excluding
    interest on deposits                    99,337        376,744     348,599      248,384      197,853      109,475

Income before income taxes and fixed
charges (including interest on deposits)  $296,226     $1,095,280    $999,153     $854,632     $733,766     $532,378

Income before income taxes and fixed
charges (excluding interest on deposits)  $185,403       $683,763    $632,625     $504,411     $403,983     $284,652

Preferred stock dividends                    2,087          8,350       8,350        8,350        8,350        4,630

Ratios of earnings to fixed charges

    Including interest on Deposits          1.4              1.4         1.4          1.4          1.4           1.5

    Excluding interest on Deposits          1.9              1.8         1.8          2.0          2.0           2.6

Ratio of earnings to fixed charges &
Preferred Stock Dividends

    Including interest on Deposits          1.4              1.4         1.4          1.4          1.4           1.5

    Excluding interest on Deposits          1.8              1.8         1.8          2.0          2.0           2.5

Preferred Stock Dividends                    2,087          8,350       8,350        8,350        8,350        4,630

Rental expense                               6,613         26,451      23,336       21,196       18,037       16,705

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